22006874

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32129

SEC Mail Processing

SEP 06 2022

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/21 (MM/DD/YY) AND ENDING 06/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Roth Capital Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

888 San Clemente Drive, 4th Floor
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gordon J. Roth	949-720-5774	groth@roth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

September 24, 2003	#49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Gordon J. Roth, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Roth Capital Partners, LLC, as of 6/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LIEN TRIEU
Commission No. 2292682
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Comm. Expires JUNE 11, 2023

Signature: [signature]

Title: Chief Financial Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Board of Managers
Roth Capital Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Roth Capital Partners, LLC and subsidiary (the Company) as of June 30, 2022, and the related notes to the consolidated statement of financial condition (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2019.

Chicago, Illinois
September 2, 2022

ROTH CAPITAL PARTNERS, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2022

ASSETS

CASH AND CASH EQUIVALENTS	$	21,172,685
CASH - RESTRICTED		230,884
RECEIVABLE FROM CLEARING BROKERS		21,729,598
RIGHT OF USE - OPERATING LEASES		3,402,453
RECEIVABLES, NET (allowance for doubtful accounts of $172,573)		3,135,897
SECURITIES OWNED:		
Marketable — at fair value (including $1,726,237 securing payables to employees)		12,515,910
Not readily marketable — at fair value (including $7,218,654 securing payables to employees)		20,397,621
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — At cost — less accumulated depreciation and amortization of $5,729,289		448,512
OTHER ASSETS		2,864,692
TOTAL	$	85,898,252

LIABILITIES AND MEMBERS' EQUITY

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$	9,536,803
SALARIES, COMMISSIONS, AND BONUSES PAYABLE		10,182,212
PAYABLES TO EMPLOYEES		10,647,538
SECURITIES SOLD BUT NOT YET PURCHASED — At fair value		1,708,475
Total liabilities		32,075,028
MEMBERS' EQUITY		53,823,224
TOTAL	$	85,898,252

See notes to consolidated statement of financial condition

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — Roth Capital Partners, LLC (the "Company"), a California limited liability company, was formed on February 2, 2001 and is majority owned (99.22%) by CR Financial Holdings, Inc. (the "Parent"). The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), and all securities transactions for the accounts of the Company and its customers are cleared by two broker-dealers on a fully disclosed basis.

The Company's accompanying consolidated statement of financial condition include the results of our wholly owned affiliate, BTG Investments LLC (BTG), which is solely engaged in principal investment activities. All intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation — The consolidated financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Securities Transactions — Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Interest income is recorded when earned and dividends are recorded when declared. Gains and losses are recorded on an average cost basis.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash balances of $21,165,888 held in demand deposit accounts maintained at various banks and $6,797 in money market mutual funds. Money market mutual funds are valued through the use of quoted market prices (a Level 1 input), or $1, which is generally the net asset value of the fund. The combined weighted-average yield of the cash in banks, money market accounts and cash equivalents is approximately 0.001%.

At June 30, 2022, of the total cash and cash equivalents amounts described above, $510,107 are fully insured by the Federal Deposit Insurance Corporation.

Cash - Restricted — Restricted cash is primarily $196,937 held as collateral for a standby letter of credit (see footnote 7), and the remaining $33,947 are uninvested funds held in four separately managed accounts managed by an affiliate of the Company.

Receivable from Clearing Brokers —The Company dual clears through two separate broker-dealers, the first clears exclusively the Company's institutional customer account business and the second clearing broker-dealer clears the Company's retail customer account business.

Amounts receivable from clearing brokers at June 30, 2022 consist of the following:

Receivables from clearing organizations	$	21,058,111
Deposits held at clearing organizations		626,474
Fees and commissions receivables		45,013
	$	21,729,598

Receivables, net — Receivables include receivables relating to the Company's investment banking and advisory engagements totaling $1,310,525 and also receivables from other broker-dealers totaling $1,825,372 net of allowance for doubtful accounts in connection with the Company participating as a co-manager in underwritings or co-placement agent activities. The Company records an allowance for doubtful accounts on these receivables based on historical information, current conditions, and reasonable and supportable forecasts. At the beginning of the year, there was no balance in the allowance for doubtful accounts. During the year ending June 30, 2022 there was $172,573 charged to bad debt expense for one doubtful account in connection with a co-managed underwriting.

Securities Owned — Marketable securities owned are comprised of common stock and are valued at current market prices and changes in fair value are recorded through earnings. Securities not readily marketable consist of common stock of public and private companies, and warrants that are exchangeable into investment securities that cannot be publicly offered or sold, unless registration has been effected under the Securities Act of 1933 or cannot be currently sold or accessed because of other arrangements, restrictions, or conditions applicable to the securities and cash. Securities not readily marketable are recorded at fair value determined by the Company's management with changes in fair value recorded through earnings.

Deferred Deal Expense — In connection with its participation in an underwriting of securities and other corporate finance activities, the Company may receive various types of revenues as well as incur various related expenses which include but are not limited to marketing and advertising fees, legal fees, and other costs associated with setting up the syndicate group. When the related underwriting expenses are incurred prior to the actual issuance of the securities, such expenses are deferred and recognized at the time the related revenues are recorded. In the event that the transaction is not completed and the securities are not issued and the contract terminated, the entities that have agreed to participate in the costs associated with the underwriting or the financing activity write these costs off immediately to expense. Included in Other Assets is deferred deal expense totaling $1,472,713 as of June 30, 2022.

Financial Assets and Liabilities Not Carried at Fair Value — Certain financial assets and liabilities that are not carried at fair value in the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

Securities Sold But Not Yet Purchased — Securities sold but not yet purchased are comprised of common stock recorded at fair value. The Company engages in short-selling activities, wherein the Company borrows securities and sells them to third parties. The value of the open short position is recorded as a liability and the Company records an unrealized gain or loss to the extent of the difference between the proceeds received and the fair value of the open short position. The Company records a realized gain or loss when the short position is closed out. The Company invests in securities sold but not yet purchased as part of its underwriting activities and to reduce its exposure to market risk and to enhance its investment opportunities.

Revenue Recognition — The following is a description of the Company's accounting policies in accordance with Topic 606.

The timing of revenue recognition, billings, and cash collections results in receivables, contract assets and liabilities. Generally billing occurs subsequent to revenue recognition, resulting in contract assets. Occasionally, the Company may receive advance or deposits from our customers before revenue is recognized, resulting in contract liabilities. Accounts receivable are recorded when consideration becomes unconditional. Contract assets are included in accounts receivable, and contract liabilities are included in deferred revenue in the statement of financial condition.

	2022	2021
Contract assets	$ 3,135,897	$ 7,865,790
Contract liabilities (deferred revenue)	279,306	$ 679,724

Commissions — The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission revenue and related clearing charges are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Corporate Finance and Syndicate Income — The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriated for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred revenue and included in accounts payable and accrued liabilities on the consolidated statement of financial condition. At June 30, 2022, deferred revenue totaled $279,306.

Depreciation and Amortization — Depreciation and amortization are provided for using the straight-line method over estimated useful lives as follows:

Furniture and equipment	Five years
Leasehold improvements	Lesser of useful life or the term of the lease

Leases — The Company determines if an arrangement is a lease at inception. Operating leases are included in lease right-of-use ("ROU") assets and lease liabilities in the consolidated statement of financial condition. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of future minimum lease payments over the lease term. Most leases do not provide an implicit rate, so the Company uses its incremental borrowing rate. The operating lease ROU assets also

include any lease payments made before commencement and exclude lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that those options will be exercised. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has made the policy election to account for short-term leases by recognizing the lease payment in profit or loss on a straight-line basis over the lease term and not recognizing these leases on the Company's consolidated balance sheet. Variable lease payments are recognized in profit or loss in the period in which the obligation for those payments is incurred. The Company has real estate lease agreements with lease and non-lease components for which the Company has made the accounting policy election to account for these arrangements as a single lease component.

New Accounting Pronouncements – In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (Topic 326). The ASU clarifies the impact of contractual sale restrictions on the fair value of an equity security. Additionally, this ASU requires disclosure of the nature and remaining duration of the sale restriction. This ASU is effective for periods beginning after December 15, 2023. The Company is currently evaluating the impact of this ASU but does not expect it to have a material impact on its consolidated financial statements.

2. SECURITIES OWNED

Marketable securities owned (at fair value), held as of June 30, 2022, consist of unencumbered equity securities totaling $10,742,817 and equity securities held as collateral for employee payables totaling $1,726,237. Included in marketable securities owned are four separately managed accounts totaling $1,460,081 managed by an affiliate of the Company. Not readily marketable securities consist of the following investments, at estimated fair value:

Not Readily Marketable Securities	Collateral for Employee Payables	Unencumbered	Total
Common stock	$ 995,591	$ 5,336,959	$ 6,332,550
Privately held equity investments		425,544	425,544
Warrants	6,138,307	7,285,720	13,424,027
Senior secured notes	84,756	130,744	215,500
Total	$ 7,218,654	$ 13,178,967	$ 20,397,621

3. FAIR VALUE MEASUREMENTS

U.S. GAAP establishes a fair value hierarchy that prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is impacted by a number of factors, including the type of financial instrument, the characteristics specific to the instrument, and the state of the marketplace (including the existence and transparency of transactions between market participants). Assets and liabilities with readily available actively quoted prices or for which fair value can be measured from actively quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 — Quoted prices in active markets for identical investments. Fair valued assets that would generally be included in Level 1 are U.S. listed and over-the-counter equity securities and mutual funds.

Level 2 — Pricing inputs include other significant observable inputs, such as quoted prices for similar investments or quoted prices for identical investments on inactive markets. Fair valued assets that are generally included in this category are common stock warrants for which there are market-based implied volatilities and thinly traded common stock.

Level 3 — Pricing inputs include significant unobservable inputs, such as the Company's own assumptions in determining the fair value of assets and liabilities. The inputs into the determination of fair value require significant judgment or estimation by management. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs of the model. The types of assets and liabilities that would generally be included in this category include fair valued securities issued by private entities, restricted publicly traded equities for which market observable value was not available, common stock warrants for which the underlying securities are restricted, and partnership investments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The following valuation techniques and inputs are used by the Company in assessing the fair value of its securities owned, securities sold but not yet purchased, and short-term investments:

Common Stock — Equity securities that are actively traded on a securities exchange are carried at fair value based on quoted prices from the applicable exchange and are classified as Level 1 securities. Equity securities traded on inactive markets are fair valued using significant other observable inputs including recently executed transactions adjusted as applicable for the integrity of the market sector and issuer, the individual characteristics of the security, and information received from other market sources pertaining to the issuer or security. Equity securities traded on inactive markets may be classified as Level 2 or 3, depending on the significance of the assumptions used in the valuations. Equity securities subject to a restriction on sale that are publicly traded investments in active markets are reported at the market closing price less a discount, as appropriate, as determined in good faith to reflect restricted marketability. Restricted securities may be classified as Level 2 or 3, depending on the significance of the assumptions used in the valuations.

Warrants — For the warrants, the Company uses the Black-Scholes valuation methodology or similar techniques. This method uses observable inputs such as company specific volatility, current market price, and discount factors based on a U.S. Treasury yield curve. In certain cases, management may apply an additional discount to the Black-Scholes value for the period of time the warrants are not exercisable or for the restrictive nature of the underlying common stock. To the extent that these inputs are observable, the fair values of warrants would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Privately-Held Equity — Privately-held equity includes common stock and warrants. The methods used to estimate the fair value of private investments include: (1) the public market comparable method whereby fair value is derived by reference to observable valuation measures for comparable companies or assets adjusted by the Company for differences between the investment and the referenced comparables, (2) the discounted cash flow method whereby estimated future cash flows and estimated weighted average cost of capital are used to calculate fair value, (3) the cost of a recent transaction that occurs at or near the measurement date, and (4) bid prices for pending transactions. Inputs in these methods are based on the best information available and are determined by reference to information including, but not limited to, the following: projected sales, net earnings, earnings before interest, taxes, depreciation, and amortization (EBITDA), balance sheets, public or private transactions, valuations for publicly-traded comparable companies, and consideration of any other pertinent information including the types of securities held and restrictions on disposition. The amount determined to be fair value may incorporate the Company's own assumptions (including appropriate risk adjustments for nonperformance and lack of marketability). These valuation methodologies involve a significant degree of judgment and therefore the fair value estimate is categorized as Level 3. Due to the absence of readily determinable fair values and the inherent uncertainty of valuations, the estimated fair values for private investments may differ significantly from values that would have been used had a ready market for the securities existed, and the differences could be material.

The following table presents, by fair value hierarchy level, the Company's investments that are carried at fair value as of June 30, 2022:

	Level 1	Level 2	Level 3	Total
ASSETS:				
Common stock - U.S. securities owned:				
Consumer products	$ 243,187	$ 566,583	$ -	$ 809,770
Healthcare	156,694	94,940	-	251,634
Industrial & energy	1,679,800	2,638	-	1,682,438
Services- consumer & financial	8,831,538	3,111,688	2,251,269	14,194,495
Technology	144,611	305,433	-	450,044
Managed accts-US mid cap	250,004	-	-	250,004
Managed accts-US large cap	341,168	-	-	341,168
Managed accts-foreign equities	868,908	-	-	868,908
Common stock	12,515,910	4,081,282	2,251,269	18,848,461
Warrants:				
Consumer products	-	4,214,514	-	4,214,514
Healthcare	-	4,985,284	-	4,985,284
Industrial & energy	-	2,948,113	-	2,948,113
Services- consumer & financial	-	1,246,712	-	1,246,712
Technology	-	29,404	-	29,404
Warrants	-	13,424,027	-	13,424,027
Other:				
Senior secured note	-	-	215,500	215,500
Privately held equity	-	-	425,543	425,543
Other	-	-	641,043	641,043
TOTAL	$ 12,515,910	$ 17,505,309	$ 2,892,312	$ 32,913,531
LIABILITIES:				
Securities sold not yet purchased-				
Common stock:				
Consumer Products	$ (1,512,500)	$ -	$ -	$ (1,512,500)
Industrial & Energy	(195,975)	-	-	$ (195,975)
Common stock	$ (1,708,475)	$ -	$ -	$ (1,708,475)

The following table provides quantitative information about our Level 3 fair value measurements of our securities owned—not readily marketable as of June 30, 2022. In addition to the techniques and inputs noted in the table below, according to our valuation policy we may also use other valuation techniques and methodologies when determining our fair value measurements. The below table is not intended to be all-inclusive, but rather provides information on the significant Level 3 inputs as they relate to our fair value measurements.

Assets:		Balance as of June 30, 2022	Valuation Techniques	Unobservable Inputs	Range (Weighted Average)
Common Stock	$	2,251,269	Transaction Price	Discount for Lack of Marketability	56%
Privately held equity	$	425,543	Last Transaction Price	N/A	N/A
Senior secured note	$	215,500	Last Transaction Price	N/A	N/A

4. RELATED PARTY TRANSACTIONS

The Company makes payments for operating expenses on behalf of its affiliate, BTG. The associated intercompany balance is eliminated in consolidation.

The Company has several employees located in the Parent's new office and has paid the Parent $30,000 during the fiscal year based on a lease and use agreement.

As of June 30, 2022, the Company has various investments in publicly traded affiliates, formed as blank check companies also known as "SPACs". The Company owns 300,000 shares in Lakeshore Acquisition I Corp. (symbol "LAAA") with total market value of $3,042,000 and 225,000 publicly traded warrants of Lakeshore Acquisition I Corp (symbol "LAAAW") with a total market value of $56,250. The Company owns 607,231 shares in QualTek Services, Inc. (symbol "QTEK") with total market value of $898,702. The Company owns 300,000 founder shares of Battery Future Acquisition Corp. and 1,000,000 warrants of Battery Future Acquisition Corp. with a combined fair value of $1,500,000. The Company owns 750,000 warrants and 210,027 founder shares of Revelstone Capital Acquisition Corp with a fair value of $751,269. Additionally, the Company owns 167,325 publicly traded shares of PureCycle Technologies, Inc. (symbol "PCT") with total market value of $1,241,552 and also 47,694 publicly traded warrants of PureCycle Technologies, Inc. (symbol "PCTTW") with total market value of $126,389 as of June 30, 2022. The ownership percentage in PureCycle Technologies, Inc. is less than 1% of total shares outstanding. The Company owns 465,006 publicly traded shares of Reservoir Media, Inc. (symbol "RSVR") with a market value of $3,031,839. The owns 8,656 private placement units of Roth CH Acquisition V Corp. (symbol "ROCLU") with a total market value of $86,558. The Company earned banking fees in connection with affiliated SPACs.

The Company entered into an outsourcing services agreement with Roth Canada, ULC, a registered Canadian broker-dealer, and a wholly owned affiliate of the Parent. As part of the outsourcing services agreement, the Company is providing various core and non-core activities including investment banking advisory and due diligence services, preparation of research reports, back-office client account-related operations, marketing, management and maintenance of the dealer member's information systems, and general human resource services. As of June 30, 2022 the Company's receivable balance from Roth Canada, ULC is $617,381.

The Company invests funds through separately managed accounts which are managed by an affiliate. The securities and cash are held at third party custodians and all transaction costs incurred are included in floor brokerage and clearing charges.

Payable to Employees totaling $10,647,538 represent amounts accrued as compensation to executive management and certain investment banking and commissioned employees associated with the fair value of securities owned by the Company and securities sold but not yet purchased. The accrual is based on a fixed percentage of the fair value of the security. The amounts are considered discretionary and payments are made to existing employees only from realized proceeds from various security positions owned by the Company.

5. INCOME TAXES

As a limited liability company, the Company is generally not subject to federal or state income taxes, and accordingly, no provision for income taxes has been made in the accompanying consolidated statement of financial condition. The members are required to report their proportionate shares of income on their individual tax returns.

The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. The Company recognizes uncertain tax positions if it is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. Tax benefits are measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability that would reduce member's equity.

Based on its review, the Company has determined the major tax jurisdictions to be where the Company is organized and where the Company makes investments. Such jurisdictions are U.S. Federal and certain foreign jurisdictions.

As of June 30, 2022, no reserves for uncertain tax positions were required to have been recorded for uncertainty in income taxes for any of the Company's open tax years. The Company is not subject to examination by U.S. federal tax authorities for the tax years before 2018 and by state tax authorities for tax years before 2017. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the consolidated statement of operations. The Company did not recognize any interest and penalties for the year ended June 30, 2022. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially within 12 months subsequent to June 30, 2022. As a result, no other income tax liability or expense has been recorded in the accompanying consolidated statement of financial condition.

6. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) employee savings plan that covers all full-time employees who are at least age 21 with three months or more of continuous service. The Company may match employee contributions at its sole discretion. The Company accrued employer contributions of $587,078 for the benefit plan year ended June 30, 2022.

7. COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions — The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally two business days after the trade date. If customers do not fulfill their contractual obligations, the Company may incur

losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Litigation — The Company is named as a defendant in various lawsuits in its normal course of business, including class action lawsuits, related to customer transactions. These lawsuits allege violations of federal and state securities laws and, in the aggregate, claim substantial damages. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in a material adverse effect on the Company's consolidated statement of financial condition.

Leases — The Company leases office facilities under noncancelable operating leases having terms through 2026 with a weighted average lease term of 2.7 years and a weighted average of 6% for the incremental borrowing rate used to calculate the discounted cash flows at June 30, 2022. The following is a schedule of the Company's operating lease liabilities by contractual maturity:

Year Ending June 30	Commitment Undiscounted Cash Flows	Commitment Discounted Cash Flows
2023	$ 2,161,147	$ 1,715,017
2024	1,569,503	1,209,884
2025	762,256	549,866
2026	516,005	354,100
	$ 5,008,911	$ 3,828,867

The terms of the leases require the Company to pay all executing costs such as maintenance and insurance. The Company has elected to not separate lease and non-lease components. Short term lease costs were not material for the year ended June 30, 2022.

Letter of Credit — The Company secured an irrevocable standby letter of credit for the benefit of its landlord for the required security deposit for the Company's office facility in New York.

The Bank letter of credit is in the amount of $194,693. The letter of credit expires on August 31, 2022 and contains a provision for automatic extension without written amendment, for one year periods to August 31 in each succeeding calendar year.

The letter of credit was collateralized by $196,937 of cash at June 30, 2022 which was included as restricted cash on the consolidated statement of financial condition.

Indemnifications — In the normal course of its business, the Company indemnifies certain service providers, such as its clearing agent, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company, its affiliates, or its customers. The potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated statement of financial condition for these indemnifications.

In the normal course of business, the Company may enter into underwriting agreements that may contain routine indemnification clauses. The Company's maximum exposure under these arrangements is

unknown, as this would involve future claims that may be made against the Company that may have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

8. DERIVATIVE INSTRUMENTS

In the normal course of business, the Company acquires warrants in connection with its investment banking services for private and public companies and holds them for long-term investment purposes. These warrants represent the right to buy the underlying equity securities at specified prices and future dates. The Company's exposure to credit risk associated with counterparty nonperformance on the warrants, which are not exchange traded, is typically limited to the unrealized gains reported as assets associated with such contracts. The Company carries the investments at estimated fair value.

As of June 30, 2022, the volume of the Company's warrant activities, based on the number of shares and fair value, categorized by primary underlying risk, is as follows:

Primary Underlying Risk	Shares	Value
Equity — warrants publicly traded	35,566,727	$ 13,424,027
Equity — warrants private companies	661,742	0
	36,228,469	$ 13,424,027

Assets related to warrants are presented as "SECURITIES OWNED — Not readily marketable" on the consolidated statement of financial condition. The above table identifies the fair value of warrants not accounted for as hedging instruments included in the consolidated statement of financial condition, categorized by primary underlying risk, as of June 30, 2022. Balances are presented on a gross basis, prior to the application of the impact of counterparty and collateral netting.

The volume of derivative activity as of June 30, 2022, as presented above, is representative of the level of derivative used by the Company during the year ended June 30, 2022.

9. RISKS AND UNCERTAINTIES

Concentrations of credit risk —The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At June 30, 2022, the Company has net capital of $30,826,244 computed under the alternative method, which is $30,099,244 in excess of its required net capital. The accounts of BTG have been included in the computation of net capital by the Company.

11. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers.

12. SBA PPP LOAN FOREGIVENESS

On August 6, 2020, the Company received loan proceeds totaling $1,750,000 from a Small Business Administration (SBA) Paycheck Protection Program (PPP) five year 7(a) loan established by the Coronavirus Aid, Relief and Economic Security (CARES) Act.

The loan was subject to a note dated August 4, 2020 and could be forgiven to the extent proceeds of the loan were used for eligible expenditures such as payroll and other expenses described in the CARES Act. On November 16, 2021, the Company received notice from the lender that the SBA had approved forgiveness of the entire PPP loan amount.

13. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 30, 2022 and through September 2, 2022, the date the consolidated financial statements were issued. On August 17, 2022, the Company reached a definitive agreement to acquire 100% of MKM Partners, LLC, a broker-dealer based in Stamford, CT for financial consideration totaling $42.5 million of which $21 million to be paid in cash at closing and $21.5 million of equity in Company units of ownership. The proposed transaction is subject to FINRA and other regulatory approvals.

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